1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 27, 2003

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science-Based Industrial Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Commission on January 2, 2002, as amended (File No.333-14256).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date:	June 27, 2003	By:	/s/ Stan Hung
Stan Hung Chief Financial Officer

UNITED MICROELECTRONICS CORPORATION

UNAUDITED FINANCIAL STATEMENTS

WITH REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2003 AND 2002

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

English Translation of a Report Originally Issued in Chinese

To the Board of Directors and Shareholders of

United Microelectronics Corporation

We have reviewed the accompanying balance sheets of United Microelectronics Corporation as of March 31, 2003 and 2002, and the related statements of income and cash flows for the three-month periods then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a review report on these financial statements based on our reviews. As described in Note 4(6) to the financial statements, certain long-term investments were accounted for under the equity method based on the financial statements of the investees for the three-month periods ended March 31, 2003 and 2002, which were reviewed by other independent accountants. Our reviews insofar as it relates to the investment income amounting to NT$27 million and NT$82 million for the three-month periods ended March 31, 2003 and 2002, respectively, and the related long-term investment balances of NT$4,316 million and NT$4,383 million as of March 31, 2003 and 2002, respectively, is based solely on the review reports of the other independent accountants.

We conducted our reviews in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements”, of the Republic of China . A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, we are not aware of any material modifications or adjustments that should be made to the financial statements referred to above in order for them to be in conformity with accounting principles generally accepted in the Republic of China.

April 16, 2003

Taipei, Taiwan

Republic of China

Notice to Readers

The accompanying unaudited financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED BALANCE SHEETS

March 31, 2003 and 2002

(Expressed in Thousands of New Taiwan Dollars)

		As of March 31,
Assets	Notes	2003	2002
Current assets
Cash and cash equivalents	2,4(1)	$58,570,264	$60,812,323
Marketable securities, net	2,4(2)	2,840,920	49,900
Notes receivable	4(3)	99,233	98,623
Notes receivable—related parties	5	72,653	97,557
Accounts receivable, net	2,4(4)	4,641,119	2,594,918
Accounts receivable—related parties, net	2,5	7,566,339	4,307,362
Other receivables	2	963,257	551,674
Other receivables—related parties	2,5	193,507	26,865
Inventories, net	2,4(5)	8,147,585	6,532,628
Prepaid expenses		459,754	600,754
Deferred income tax assets	2,4(16)	2,233,659	3,507,296

Total current assets		85,788,290	79,179,900

Funds and long-term investments	2,4(6)
Long-term investments accounted for under the equity method		45,215,567	39,539,277
Long-term investments accounted for under the cost method		15,496,828	18,099,517

Total funds and long-term investments		60,712,395	57,638,794

Property, plant and equipment	2,4(7),5,6,7
Land		1,618,731	1,639,376
Buildings		12,312,057	11,806,322
Machinery and equipment		234,222,275	202,577,053
Transportation equipment		64,667	50,855
Furniture and fixtures		1,996,393	1,369,770
Leased assets		47,783	47,783
Leasehold improvements		44,930	49,530

Total Cost		250,306,836	217,540,689
Less: Accumulated depreciation		(128,719,637)	(96,270,582)
Plus: Construction in progress and prepayments		15,870,299	27,571,315

Property, plant and equipment, net		137,457,498	148,841,422

Intangible assets
Patents	2	15,899	27,823

Total Intangible assets		15,899	27,823

Other assets
Assets leased to others		167,352	221,774
Idle assets	2	14,908	25,716
Deposits out		828,101	521,860
Deferred charges	2	1,836,025	2,226,031
Deferred income tax assets	2,4(16)	5,781,488	4,507,851
Others		122,651	495,975

Total other assets		8,750,525	7,999,207

Total assets		$292,724,607	$293,687,146

		As of March 31,
Liabilities and Stockholders' Equity	Notes	2003	2002
Current liabilities
Accounts payable		$2,557,064	$1,971,463
Accounts payable—related parties	5	454,542	551,201
Income tax payable	2	63,281	63,281
Accrued expenses		3,907,210	5,368,908
Other payables		5,081,039	9,884,587
Current portion of long-term interest-bearing liabilities	4(9),4(10),5	16,031,764	6,009,410
Other current liabilities	7	1,973,220	1,845,060

Total current liabilities		30,068,120	25,693,910

Long-term interest-bearing liabilities
Bonds payable	2,4(9)	34,890,352	38,476,440
Long-term loans	4(10),5	7,868,940	13,155,198

Total long-term interest-bearing liabilities		42,759,292	51,631,638

Other liabilities
Accrued pension liabilities	2,4(11)	1,919,009	1,628,222
Capacity deposits and other deposits	7	2,718	1,260,453
Deferred credits	2	2,033,610	1,729,313

Total other liabilities		3,955,337	4,617,988

Total liabilities		76,782,749	81,943,536

Capital	4(12)
Common stock		154,748,456	133,356,954
Capital reserve
Premiums		41,729,589	41,729,589
Gain on disposal of property, plant and equipment		—	170,473
Change in equities of long-term investments		23,060,047	23,098,719
Excess from merger		17,152,454	17,152,454
Retained earnings	4(14)
Legal reserve		10,686,225	10,686,225
Special reserve		631,982	2,242,284
Unappropriated earnings		9,088,858	21,439,852
Adjusting items in stockholders’ equity
Unrealized loss on long-term investments	2	(10,957,875)	(9,446,373)
Cumulative translation adjustment	2	707,643	(120,329)
Treasury stock	2,4(13)	(30,905,521)	(28,566,238)

Total stockholders’ equity		215,941,858	211,743,610

Total liabilities and stockholders’ equity		$292,724,607	$293,687,146

The accompanying notes are an integral part of the financial statement.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED STATEMENTS OF INCOME

For the three-month periods ended March 31, 2003 and 2002

(Expressed in Thousands of New Taiwan Dollars, Except for Earnings Per Share )

		For the three-month period ended March 31,
	Notes	2003	2002
Operating revenues	2,5
Sales revenues		$17,122,049	$11,436,524
Less : Sales returns and discounts		(6,668)	(71,500)

Net sales		17,115,381	11,365,024
Other operating revenues		783,255	793,816

Net operating revenues		17,898,636	12,158,840

Operating costs	4(15)
Cost of goods sold	5	(14,460,307)	(10,909,718)
Other operating costs		(697,150)	(608,519)

Operating costs		(15,157,457)	(11,518,237)

Gross profit		2,741,179	640,603
Unrealized intercompany profit	2	(69,339)	(38,457)
Realized intercompany profit	2	68,558	71,419

Net		2,740,398	673,565

Operating expenses	4(15)
Selling expenses		(265,654)	(200,804)
General and administrative expenses		(510,180)	(933,220)
Research and development expenses		(1,265,260)	(1,991,394)

Subtotal		(2,041,094)	(3,125,418)

Operating income (loss)		699,304	(2,451,853)

Non-operating income
Interest revenue		270,725	364,629
Investment income accounted for under the equity method	2,4(6)	—	405,183
Gain on disposal of property, plant and equipment	2,5	50,591	1,548
Gain on disposal of investments		112,799	2,125,379
Exchange gain	2	68,954	69,886
Written back of allowance for inventories	2	—	187,113
Other income		39,558	103,993

Subtotal		542,627	3,257,731

Non-operating expenses
Interest expense	4(7),5	(290,268)	(424,729)
Investment loss accounted for under the equity method	2,4(6)	(123,998)	—
Loss on disposal of property, plant and equipment	2	(48,337)	(4,849)
Loss on decline in market value and obsolescence of inventories	2	(305,140)	(75,806)
Depreciation and loss on idle assets	2	(10,134)	(16,673)
Other losses		(59,722)	(65,513)

Subtotal		(837,599)	(587,570)

Income before income taxes		404,332	218,308
Income tax expenses	2,4(16)	(1,645)	(2,326)

Net income		$402,687	$215,982

Earnings per share-basic (in New Taiwan Dollars)	2,4(17)
Income before income taxes		$0.03	$0.01

Net income		$0.03	$0.01

Earnings per share-diluted (in New Taiwan Dollars)	2,4(17)
Income before income taxes		$0.03	$0.01

Net income		$0.03	$0.01

Pro forma information on earnings as if subsidiaries’ investment in the Company is not treated as treasury stock	2,4(17)
Net income		$402,687	$215,982

Earnings per share-basic (in New Taiwan Dollars)		$0.03	$0.01

Earnings per share-diluted (in New Taiwan Dollars)		$0.03	$0.01

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED STATEMENTS OF CASH FLOWS

For the three-month periods ended March 31, 2003 and 2002

(Expressed in Thousands of New Taiwan Dollars)

	For the three-month period ended March 31,
	2003	2002
Cash flows from operating activities:
Net income	$402,687	$215,982
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,845,036	8,066,199
Amortization	318,977	628,739
Bad debts expense	58,249	20,954
Loss on decline in market value and obsolescence of inventories (written back of allowance for inventories)	305,140	(111,307)
Long-term investment loss (income) accounted for under the equity method	123,998	(405,183)
Gain on disposal of investments	(112,799)	(2,125,379)
(Gain) loss on disposal of property, plant and equipment	(2,254)	3,301
Depreciation and loss on idle assets	10,134	16,673
Exchange gain on long-term loans	(6,110)	(131,732)
Changes in assets and liabilities:
Notes receivable	(86,515)	19,512
Accounts receivable	(3,040,989)	95,069
Other receivables	268,565	103,503
Inventories	(760,447)	(1,231,187)
Prepaid expenses	267,715	136,620
Accounts payable	350,065	171,120
Accrued expenses	516,473	(293,929)
Other current liabilities	(13,038)	(92,144)
Other payables	—	2,671,762
Compensation interest payable	19,861	19,881
Capacity deposit	(1,070)	(308,061)
Accrued pension liabilities	(15,150)	119,259

Net cash provided by operating activities	7,448,528	7,589,652

Cash flows from investing activities:
(Increase) decrease in marketable securities, net	(370,120)	1,048,270
Acquisition of long-term investments	(4,861,576)	(59,296)
Proceeds from disposal of long-term investments	386,163	2,228,014
Acquisition of property, plant and equipment	(2,826,577)	(4,569,125)
Proceeds from disposal of property, plant and equipment	149,526	42,109
Increase in deferred charges	(92,088)	(97,802)
(Increase) decrease in deposits-out, net	(6,761)	3,157

Net cash used in investing activities	(7,621,433)	(1,404,673)

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED STATEMENTS OF CASH FLOWS

For the three-month periods ended March 31, 2003 and 2002

(Expressed in Thousands of New Taiwan Dollars)

	For the three-month period ended March 31,
	2003	2002
(continued)
Cash flows from financing activities:
Decrease in short-term loans, net	$(100,000)	$—
Repayment of long-term loans	(1,858,217)	(1,712,263)
Increase in deposits-in, net	20	709
Purchase of treasury stock	(1,777,653)	(2,178,288)

Net cash used in financing activities	(3,735,850)	(3,889,842)

Net (decrease) increase in cash and cash equivalents	(3,908,755)	2,295,137
Cash and cash equivalents at beginning of period	62,479,019	58,517,186

Cash and cash equivalents at end of period	$58,570,264	$60,812,323

Supplemental disclosures of cash flow information:
Cash paid for interest	$86,365	$182,608

Cash paid for income taxes	$20,128	$25,931

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$891,708	$1,888,439
Add: Payable at beginning of period	7,015,908	9,893,511
Less: Payable at end of period	(5,081,039)	(7,212,825)

Cash paid for acquiring property, plant and equipment	$2,826,577	$4,569,125

The accompanying notes are an integral part of the financial statements.

UNITED MICROELECTRONICS CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

March 31, 2003 and 2002

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Stated)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (“United Microelectronics” or “the Company”) was incorporated in May 1980 and commenced operations in April 1982. The Company’s major business activity is providing dedicated semiconductor wafer foundry services. The Company provides a variety of services to fit individual customer’s needs, including intellectual property, embedded IC design, design verification, mask tooling, wafer fabrication, and testing. The Company’s common shares were publicly listed on the Taiwan Stock Exchange in July 1985 and its American Depositary Shares (“ADSs”) were listed on the New York Stock Exchange in September 2000.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China. Summary of significant accounting policies is as follows:

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates.

Marketable Securities

Marketable securities are recorded at cost when acquired and are stated at the lower of aggregate cost or market value at the balance sheet date. The market value of listed equity securities, convertible bonds or closed-end funds is determined by the average closing price during the last month of the fiscal year. The market value for open-end funds is determined by their equity per unit at the balance sheet date. The amount by which aggregate cost exceeds market value is reported as a loss in the current year. In subsequent periods, recoveries of market value are recognized as a gain to the extent that the market value does not exceed the original aggregate cost of the investment.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on management’s judgment and on the evaluation of collectibility and aging analysis of accounts and other receivables.

Inventories

Inventories are recorded at cost when acquired and stated at the lower of aggregate cost, based on the weighted average method, or market value at the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the work in process and finished goods are determined by net realizable values. An allowance for loss on decline in market value and obsolescence is provided, when necessary.

Long-term Investments

Long-term investments are recorded at cost when acquired. Investments acquired by contribution of technological know-how are credited to deferred credits among affiliates, which will be amortized to income over a period of five years.

Investments in less than 20% owned listed and unlisted companies where significant influence on operational decisions of the investees does not reside with the Company, are accounted for by the lower of aggregate cost or market value method and the cost method, respectively. The market value is determined by the average closing price during the last month of the fiscal year and the unrealized loss resulting from the decline in market value of investments that are held for long-term investment purposes is deducted from the stockholders’ equity. Impairment losses for the investees will be recognized if an other than temporary impairment is evident.

Investment income or loss from investments in both listed and unlisted companies is accounted for under the equity method provided that the Company owns at least 20% of the outstanding voting shares of the investees and has significant influence on operational decisions of the investees. The difference of the acquisition cost and the underlying equity in the investee’s net assets is amortized over five years.

Unrealized intercompany gains and losses are eliminated under the equity method. Profit from sales of depreciable assets between the investee and the Company is amortized and recognized based on the assets’ economic service lives. Profit from other types of intercompany transactions is recognized when realized. The increase in the Company’s proportionate share in the net assets of its investee resulting from its subscription to additional shares of stock, issued by such investee, at the rate not proportionate to its existing equity ownership in such investee, is credited to a capital reserve account. Any decrease in the Company’s proportionate share in the net assets of the investee is debited against the existing balance of the similar capital reserve account, where the credit balance can only be offset to zero. If any excess amount exits, it will be debited against unappropriated retained earnings.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly.

Depreciation is provided on the straight-line basis using the economic service lives of the assets less any salvage value. When the economic service lives are completed, property, plant and equipment, which are still in use, are depreciated over the newly estimated remaining useful lives of the salvage value. The economic service lives of the property, plant and equipment are as follows: buildings—20 to 55 years; leased assets and leasehold improvements—the lease period, or economic service lives, whichever is shorter; others—5 years.

Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditures and are depreciated accordingly. When property, plant and equipment are disposed of, their original cost and accumulated depreciation are written off and the related gain or loss is included as non-operating income or expenses. Idle assets are transferred to other assets according to the lower of net book or net realizable value, with the difference charged to non-operating expenses. The corresponding depreciation expenses provided are classified as non-operating expenses also.

Intangible Assets

Patents are stated at cost and amortized over their economic service lives using straight-line method.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows: intellectual property and technology license fee—the term of contract or economic lives of the related technology; software—3 years; and bonds issuance costs—over the life of the bonds.

Convertible and Exchangeable Bonds

The excess of the stated redemption price over the par value is accrued as compensation interest payable over the redemption period, using the effective interest method.

When convertible bondholders exercise their conversion rights, the book value of bonds is credited to common stock at an amount equal to the par value of the common stock and the excess is credited to capital reserve; no gain or loss is recognized on bond conversion.

When exchangeable bondholders exercise their rights to exchange for the reference shares, the book value of bonds is to be offset with the book value of the investment in reference shares and the related stockholder’s equities accounts, with the difference recognized as gain or loss on disposal of investments.

Pension Plan

The Company has a funded defined benefit pension plan covering all regular employees and the pension fund is managed by an independently administered pension fund association. The net pension cost is computed based on an actuarial valuation in accordance with the provision of the Statements of Financial Accounting Standards of the Republic of China (“ROC SFAS”) No. 18, which requires consideration of pension cost components such as service cost, interest cost, expected return on plan assets and amortization of net obligation at transition.

Treasury Stock

The Company adopted the ROC SFAS No. 30, which requires that treasury stock held by the Company itself be accounted for under the cost method. Cost of treasury stock is shown as a deduction to stockholders’ equity, while gain or loss of selling treasury stock is treated as an adjustment to capital reserves. The Company’s stock held by its subsidiaries is also treated as treasury stock in United Microelectronic’s account.

Revenue Recognition

Revenue is recognized when title and liability for risk of loss or damage to the products have been transferred to customers usually upon shipment. Sales returns and discounts taking into consideration customers’ complaint and past experience are accrued in the same year of sales. The connected cost is to be deducted from the cost of goods sold.

Capital Expenditures versus Operating Expenditures

An expenditure is treated as an asset when it is probable that future economic benefits associated with the expenditure will flow to the Company, and the total amount exceeds certain level. Otherwise it is charged to expense as incurred.

Translation of Foreign Currency Transactions

The accounts of United Microelectronics are maintained in New Taiwan dollars, the functional currency. Transactions denominated in foreign currencies are translated into New Taiwan dollars at the exchange rates prevailing on the transaction dates. Receivables, other monetary assets, and liabilities denominated in foreign currencies are translated into New Taiwan dollars at the exchange rates prevailing at the balance sheet date. Exchange gains or losses are included in the current year’s results. The financial statements of foreign subsidiaries and investees are translated into New Taiwan dollars using the spot rates as of each financial statement date for asset and liability accounts, average exchange rates for profit and loss accounts and historical exchange rates for equity accounts. The cumulative translation effects for subsidiaries and investees using functional currencies other than the New Taiwan dollars are included in the cumulative translation adjustment in stockholders’ equity.

Income Tax

The Company adopted the ROC SFAS No. 22 “Accounting for Income Taxes” for inter-period and intra-period income tax allocation. Provision for income tax includes deferred tax resulting from temporary differences and investment tax credits. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowance on deferred tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized.

Income taxes (10%) on unappropriated earnings generated from January 1, 1998 are recorded as expense in the year when the shareholders have resolved that the earnings shall be retained.

According to the ROC SFAS No. 12, the Company recognized the tax benefit from the tax credit incurred at the year equipment acquired, or the year the expenditure arises from research and development.

Earnings Per Share

Earnings per share is calculated according to the ROC SFAS No. 24. Basic earnings per share is computed by dividing net income (loss) by weighted average number of shares outstanding during the year. Diluted earnings per share is calculated by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income (loss) would also be adjusted for the interest derived from any underlying dilutive share equivalents. The weighted-average outstanding shares are restated for stock dividends and bonus share issues.

3.	ACCOUNTING CHANGE

None.

4. CONTENTS OF SIGNIFICANT ACCOUNTS

(1) CASH AND CASH EQUIVALENTS

	As of March 31,
	2003	2002
Cash:
Cash on hand	$1,528	$1,645
Checking and savings accounts	1,350,962	12,698,223
Certificates of deposit (including credit-linked deposits)	49,328,461	35,780,388

Subtotal	50,680,951	48,480,256

Cash equivalents:
Commercial paper	2,403,957	2,444,366
Repurchase obligations	5,485,356	9,887,701

Subtotal	7,889,313	12,332,067

Total	$58,570,264	$60,812,323

Please refer to Note 10 for disclosures on risks of credit-linked deposits.

(2) MARKETABLE SECURITIES

	As of March 31,
	2003	2002
Mutual funds	$—	$10,000
Convertible bonds	2,840,920	39,900

Subtotal	2,840,920	49,900
Less: Allowance for loss on decline in market value	—	—

Net	$2,840,920	$49,900

(3)	NOTES RECEIVABLE

	As of March 31,
	2003	2002
Notes receivable	$99,233	$98,623

(4) ACCOUNTS RECEIVABLE, NET

	As of March 31,
	2003	2002
Accounts receivable	$4,709,947	$2,665,767
Less: Allowance for sales returns and discounts	(11,357)	—
Less: Allowance for doubtful accounts	(57,471)	(70,849)

Net	$4,641,119	$2,594,918

(5) INVENTORIES, NET

	As of March 31,
	2003	2002
Raw materials	$192,651	$297,469
Supplies and spare parts	1,289,114	1,146,868
Work in process	6,636,632	4,816,186
Finished goods	491,677	744,476

Subtotal	8,610,074	7,004,999
Less: Allowance for loss on decline in market value and obsolescence	(462,489)	(472,371)

Net	$8,147,585	$6,532,628

a. The insurance coverage for inventories was sufficient as of March 31, 2003 and 2002.

b. Inventories were not pledged.

(6) LONG-TERM INVESTMENTS

a. Details of long-term investments are as follows:

(Equity securities refer to common shares unless otherwise stated)

	As of March 31,
	2003		2002
Invested Company	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights	Amount
Investments accounted for under the equity method:
UMC Group (USA)	100.00	$469,865	100.00	$510,106
United Foundry Service, Inc.	100.00	92,596	100.00	89,627
United Microelectronics (Europe) B.V.	100.00	199,830	—	—
UMC Capital Corporation	100.00	1,022,326	100.00	345,766
United Microelectronics Corp. (Samoa)	100.00	4,929	100.00	17,479
Fortune Venture Capital Corporation	99.99	2,990,577	99.99	3,398,573
Hsun Chieh Investment Co., Ltd.	99.97	10,354,482	99.97	11,961,021
United Microdisplay Optronics Corp.	85.00	659,722	—	—
Pacific Venture Capital Co., Ltd.	49.99	307,407	49.99	352,392
UMCi Pte. Ltd.	49.74	7,014,331	49.82	7,401,929
UMC Japan	47.59	8,033,040	47.10	6,623,491
DuPont Photomasks Taiwan Ltd.	45.51	1,126,882	46.26	1,116,231
Unitech Capital Inc.	42.00	732,911	—	—
Novatek Microelectronics Corp.	25.93	1,298,692	26.70	1,081,296
Holtek Semiconductor Inc.	25.61	582,067	28.76	564,520
Integrated Technology Express Inc.	24.58	325,390	28.78	353,096
Unimicron Technology Corp.	23.81	3,063,883	24.20	2,934,283
Applied Component Technology Corp.	22.57	86,541	28.15	144,014
Faraday Technology Corp.	19.71	609,233	20.31	455,805
Integrated Telecom Express, Inc.	16.42	583,482	16.36	740,005
Silicon Integrated Systems Corp. (Note A)	16.18	5,601,339	—	—
AMIC Technology (Taiwan), Inc.	13.62	56,042	13.62	73,251
Archtek Telecom Corporation	13.24	—	—	—
Trecenti Technologies, Inc.	—	—	40.00	1,376,392
Broadmedia, Inc.	—	—	32.60	—

Subtotal		45,215,567		39,539,277

Note A:

The Company’s investment in Silicon Integrated Systems Corp. (“SIS”) includes 14,030 thousand Global Depositary Shares, of which each representing 10 common shares of SIS, and another 76,136 thousand shares of common stock.

	As of March 31,
	2003		2002
Invested Company	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights	Amount
Investments accounted for under the cost method or the lower of cost or market value method:
Pacific United Technology, L.P. (Fund)	25.00	34,600	25.00	34,600
PixTech, Inc.	17.63	—	17.63	561,080
MediaTek Incorporation	13.13	1,206,670	14.27	1,259,866
AU Optronics Corp. (Note B)	11.37	6,759,855	18.86	8,318,624
Sino-Aerospace Investment Corp.	11.11	—	11.11	25,748
Pacific Technology Partners, L.P. (Fund)	9.85	238,628	9.85	146,301
Aptos Corp.	9.68	30,302	9.68	30,302
Vialta, Inc.	8.90	622,835	—	622,835
United Industrial Gases Co., Ltd.	8.44	146,250	8.52	146,250
TECO Nanotech Co., Ltd.	8.05	—	8.05	145,654
Subtron Technology Co., Ltd.	7.41	240,000	7.41	240,000
Industrial Bank of Taiwan Corp.	5.00	1,150,000	5.00	1,150,000
TECO Electric & Machinery Co., Ltd.	4.02	1,535,099	3.94	1,535,298
Billionton Systems Inc.	3.93	30,948	—	—
Mega Financial Holding Company	0.83	3,108,655	3.07	3,108,655
Premier Image Technology Corporation	0.64	27,964	0.70	27,964
SAMPO Corporation	0.50	65,022	2.94	442,590
National Venture Capital Corp.	—	—	11.09	60,000
Taiwan High Speed Rail Corporation (Preferred shares)	—	300,000	—	—
Tonbu, Inc. (Preferred shares)	—	—	—	243,750

Subtotal		15,496,828		18,099,517

Total		$60,712,395		$57,638,794

Note B :

Among the shares held by the Company in AU Optronics Corp., approximately 139,770 thousand shares with the book value of NT$2,075 million were utilized as reference shares for the Company’s zero coupon exchangeable bonds issued in May 2002.

b.	Investment loss or income accounted for under the equity method, which was based on the reviewed financial statements of the investees, were NT$124 million and NT$405 million for the three-month periods ended March 31, 2003 and 2002, respectively. Among which, investment income amounting to NT$27 million and NT$82 million for the three-month periods ended March 31, 2003 and 2002, respectively, and the related long-term investment balances of NT$4,316 million and NT$4,383 million as of March 31, 2003 and 2002, respectively, were determined based on the investees’ financial statements reviewed by other independent accountants.

c.	The long-term equity investments were not pledged.

(7) PROPERTY, PLANT AND EQUIPMENT

a.	Total interest expense before capitalization amounted to NT$431 million and NT$536 million for the three-month periods ended March 31, 2003 and 2002, respectively.

b.	Details of capitalized interest are as follows:

	For the three-month period ended March 31,
	2003	2002
Machinery and equipment	$137,297	$111,060
Other property, plant and equipment	3,178	701

Total interest capitalized	$140,475	$111,761

Interest rates applied	3.30~3.39%	3.46%~3.83%

c.	The insurance coverage for property, plant and equipment was sufficient as of March 31, 2003 and 2002.

d.	Please refer to Note 6 for property, plant and equipment pledged as collateral.

(8) SHORT-TERM LOANS

The Company’s unused short-term lines of credits amounted to NT$15,468 million and NT$16,796 million as of March 31, 2003 and 2002, respectively.

(9) BONDS PAYABLE

	As of March 31,
	2003	2002
Secured domestic bonds payable	$2,850,001	$3,990,000
Unsecured domestic bonds payable	25,000,000	25,000,000
Euro convertible bonds payable	10,526,544	10,602,144
Exchangeable bonds payable	8,180,350	—
Compensation interest payable	103,253	24,296

Subtotal	46,660,148	39,616,440
Less: Current portion	(11,769,796)	(1,140,000)

Net	$34,890,352	$38,476,440

a.	On April 27, 2000, the Company issued five-year secured bonds amounting to NT$3,990 million with stated interest rate of 5.6%. The bonds are repayable in installments every six months from April 27, 2002 to April 27, 2005.

b.	During the period from April 16 to April 27, 2001, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, with face value of NT$7,500 million, and stated interest rates of 5.1850% through 5.1195% and 5.2850% through 5.2170%, respectively. The five-year bonds and seven-year bonds are repayable starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%.

c.	During the period from October 2 to October 15, 2001, the Company issued three-year and five-year unsecured bonds totaling NT$10,000 million, each with face value of NT$5,000 million, and with stated interest rates of 3.3912% through 3.420% and 3.4896% through 3.520%, respectively. The three-year bonds and five-year bonds are repayable in October 2004 and October 2006, respectively, upon the maturity of the bonds.

d.	On December 12, 2001, the Company issued zero coupon convertible bonds amounting to US$302.4 million on the Luxembourg Stock Exchange (“LSE”). The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously redeemed, repurchased, cancelled or converted, the bonds will be redeemed at 101.675% of their principal amount on March 1, 2004.

(b)	Redemption at the Option of the Company

The Company may redeem all, but not some only, of the bonds, subject to giving no less than 30 nor more than 60 days’ advance notice, at the early redemption amount, provided that:

i.	On or at any time after June 13, 2003, the closing price of the ADSs on the New York Stock Exchange or other applicable securities exchange on which the ADSs are listed on any ADS trading day for 20 out of 30 consecutive ADS trading days ending at any time within the period of five ADS trading days prior to the date of the redemption notice shall have been at least 130% of the conversion price or last adjusted conversion price, as the case may be, on each such day, or

ii.	At any time prior to maturity at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted.

(c)	Conversion Period

i.	In respect of the Shares, on or after January 22, 2002 up to and including February 20, 2004 or

ii.	In respect of the ADSs, on or after the later of January 22, 2002 and the date on which the shelf registration statement covering resales of certain ADSs issuable upon conversion of the bonds has been declared effective by the US SEC, up to and including February 20, 2004.

(d)	Conversion Price

The conversion price

i.	In respect of the Shares, will be NT$69.60 per Share, and

ii.	In respect of the ADSs, will be US$10.098 per ADS.

The applicable conversion price will be subject to adjustment for, among other things, subdivision or consolidation of Shares, including Shares represented by ADSs, bonus issues, right issues, distributions of cash and stock dividends and other dilutive events.

e.	On May 10, 2002, the Company issued LSE listed zero coupon exchangeable bonds exchangeable for common shares or ADSs of AU Optronics Corp. (“AU”) with an aggregate principal amount of US$235 million. The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously redeemed, exchanged or purchased and cancelled, the bonds will be redeemed at their principal amounts in US dollars on May 10, 2007.

(b)	Redemption at the Option of the Company

The Company may redeem the bonds, in whole or in part, in principal amount thereof, on or after August 10, 2002 and prior to May 10, 2007 at their principal amount, if the market price of the AU common shares, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 120% of the exchange price then in effect translated into US dollars at the rate of NT$34.645=US$1.00.

The Company may also redeem the bonds, in whole, but not in part, at their principal amount if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

(c)	Redemption at the Option of Bondholders

The Company will, at the option of the holders, redeem such bonds on February 10, 2005 at its principal amount.

(d)	Tax Redemption

The Company may redeem all, but not part, of the bonds, at any time at their principal amount in US dollars, in the event of certain changes in the ROC’s tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium, if any, at a rate exceeding 20%.

(e)	Exchange

Subject to prior permitted redemption and as otherwise provided in the offering, the bonds are exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AU shares or AU ADSs at an exchange price of NT$58.25 per share, determined on the basis of a fixed exchange rate of NT$34.645=US$1.00; provided however, that if the exercise date falls within five business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restriction.

The exchange price will be subject to adjustment upon the occurrence of certain events including free distribution of AU common shares by AU; subdivision, consolidation or reclassification of AU common shares, distribution of stock dividends by AU, right issues and other dilutive events.

(10) LONG-TERM LOANS

	As of March31,
	2003	2002
Secured bank loans	$12,130,908	$18,024,608
Less: Current portion	(4,261,968)	(4,869,410)

Net	$7,868,940	$13,155,198

Interest rates	1.94%~3.35%	2.69%~4.00%

a.	The above long-term loans will be repaid in installments with the last payment on May 14, 2009.

b.	The Company’s long-term loans denominated in foreign currency amounted to US$97million and US$154 million as of March 31, 2003 and 2002, respectively.

c.	Please refer to Note 6 for assets pledged for long-term loans.

(11) PENSION FUND

The net pension cost recognized for the three-month periods ended March 31, 2003 and 2002 was NT$6 million and NT$142 million, respectively, and the balances of the pension fund deposited at the Central Trust of China as of March 31, 2003 and 2002 were NT$774 million and NT$670 million, respectively.

(12) CAPITAL STOCK

a.	As of March 31, 2003, 22,000,000,000 common shares were authorized to be issued and 15,474,845,646 common shares were issued, each at par of NT$10.

b.	The Company has issued 173,693 thousand ADSs as of March 31, 2003. The number of common shares represented by the ADSs is 868,467 thousand shares.

c.	On September 11, 2002, the Company was authorized by the relevant government authorities to issue Employee Stock Options. The total number of options to be granted under the plan is one billion units, with each unit entitling the optionee to subscribe for one share of the Company’s common stock. Settlement upon the exercise of the stock options will be made through the issuance of new shares by the Company. The grant period for options is six years and an optionee may exercise his/her options in accordance with certain schedules as prescribed by the plan starting from two years after the grant. Detailed information relevant to the Employee Stock Options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Exercise price (in NTD)
October 7, 2002	939,000	909,157	$20.0
January 3, 2003	61,000	55,780	$22.5

(13) TREASURY STOCK

The Company bought back its own shares from the open market. Details of the treasury stock transactions are as follows:

(In thousand shares)

Purpose	As of January 1, 2003	Increase	Decrease	As of March 31, 2003
For transfer to employees	86,539	85,450	—	171,989
For conversion of the convertible bonds into shares	149,728	—	—	149,728

Total shares	236,267	85,450	—	321,717

According to Stock Exchange Regulations of Taiwan, total shares of treasury stock shall not exceed 10% of the Company’s stock issued. Total purchase amount shall not exceed sum of retained earnings and capital reserve-premiums and realized capital reserve. As such, the maximum number of shares of treasury stock that the Company can hold as of March 31, 2003 is 1,547,485 thousand shares while the ceiling of the amount is NT$54,125 million. As of March 31, 2003, the Company held 321,717 thousand shares of treasury stock, which amounted to NT$10,596 million.

Treasury stock shall not be pledged, nor does it possess voting rights or receive dividends, in compliance with Stock Exchange Regulations of Taiwan.

As of March 31, 2003, the Company’s subsidiaries, Hsun Chieh Investment Co., Ltd. and Fortune Venture Capital Corporation, held 484,045 thousand shares and 17,633 thousand shares of the Company’s stock, with a book value of NT$20.27 and NT$9.75 per share, respectively. As of March 31, 2003, the market value per share was NT$20.27.

(14) RETAINED EARNINGS

According to the Company’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

a.	Payment of all taxes and dues;

b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items a and b as a legal reserve;

d.	Set aside 0.1% of the remaining amount after deducting items a, b, and c as directors’ and supervisors’ remuneration;

e.	After deducting items a, b, and c above from the current year’s earnings, any portion of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as follows: no less than 5% as employees’ bonus which will be settled through issuance of new shares of the Company; and

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and approved by the shareholders’ meeting.

The Company’s Articles of Incorporation further provides that at least 50% of the dividends to the Company’s shareholders, if any, must be paid in the form of stock dividends. Accordingly, no more than 50% of the dividends can be paid in the form of cash.

Details of the distribution of 2002 dividends and employees’ bonus recommended by the board of directors on March 25, 2003 and the distribution of 2001 dividends and employees’ bonus approved by the shareholders’ meeting on June 3, 2002 were as follows:

	2002	2001
Cash dividends per share (in NTD)	$—	$—
Stock dividends per share (in NTD)	0.4	1.5
Employees’ cash bonus (in thousand NTD)	—	—
Employees’ stock bonus (in thousand NTD)	579,727	1,711,320

(15)	OPERATING COSTS AND EXPENSES

The Company’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the three-month period ended March 31,
	2003			2002
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$1,187,587	$358,100	$1,545,687	$964,797	$375,571	$1,340,368
Personnel and health insurance	79,568	23,352	102,920	60,901	28,897	89,798
Pension	(32,117)	37,873	5,756	92,410	49,118	141,528
Other personnel expenses	7,870	2,582	10,452	11,241	4,201	15,442
Depreciation	8,388,050	456,986	8,845,036	7,661,698	404,501	8,066,199
Amortization	40,385	234,636	275,021	51,180	537,362	588,542

The numbers of employees as of March 31, 2003 and 2002 were 8,788 and 8,757, respectively.

(16)	INCOME TAX

Reconciliation between the income tax expense and the income tax calculated on pre-tax financial income based on the statutory tax rate is as follows:

	For the three-month period ended March 31,
	2003	2002
Tax on pre-tax income at statutory tax rate	$101,083	$54,577
Estimated temporary and permanent differences	16,877	(654,018)
Change in investment tax credit	997,637	(1,767,151)
Change in valuation allowance for deferred tax assets	(1,115,597)	2,366,592
Tax on interest revenue separately taxed	1,645	2,326

Income tax expense	$1,645	$2,326

Deferred income tax assets and liabilities were as follows:

	As of March 31,
	2003	2002
Deferred income tax assets—current	$7,649,939	$6,832,108
Deferred income tax liabilities—current	(246,627)	(75,280)
Valuation allowance for deferred tax assets	(5,169,653)	(3,249,532)

Net	$2,233,659	$3,507,296

Deferred income tax assets—noncurrent	$18,308,400	$18,631,746
Deferred income tax liabilities—noncurrent	(5,440,000)	(4,461,123)
Valuation allowance for deferred tax assets	(7,086,912)	(9,662,772)

Net	$5,781,488	$4,507,851

Significant components of deferred income tax assets and liabilities were as follows:

	As of March 31,
	2003		2002
	Amount	Tax effect	Amount	Tax effect
Current items:
Temporary difference
Unrealized exchange gain	$(986,509)	$(246,627)	$(301,119)	$(75,280)
Amortization of organization cost	412	103	90,866	22,717
Allowance for loss on decline in market value and obsolescence of inventories	462,490	115,622	472,371	118,093
Allowance for sales returns and discounts	356,963	89,241	48,607	12,152
Others	161,407	40,352	38,457	9,614
Loss carryforward	7,821,000	1,955,250	13,666,452	3,420,000
Investment tax credits		5,449,371		3,249,532
Valuation allowance		(5,169,653)		(3,249,532)

Net		$2,233,659		$3,507,296

Non-current items:
Temporary difference
Depreciation	$(21,759,998)	$(5,440,000)	$(17,837,568)	$(4,459,392)
Pension	1,807,268	451,817	1,516,480	379,120
Others	10,830	2,707	16,679	4,169
Loss carryforward	7,224,502	1,806,126	4,422,679	1,102,283
Investment tax credits		16,047,750		17,144,443
Valuation allowance		(7,086,912)		(9,662,772)

Net		$5,781,488		$4,507,851

The Company’s income tax returns for all fiscal years through 1999 have been assessed and approved by the Tax Authority.

Pursuant to the “Statute for the Establishment and Administration of Science-Based Industrial Park”, the Company was granted several four-year income tax exemption periods with respect to income derived from expansion of operations located in Hsinchu Science-Based Industrial Park. The starting date of the exemption period attributable to the expansion in 1999 has not yet been decided by the Company. The other exemption periods will expire in December 2007.

An enterprise earns an investment tax credit for the amount invested in production equipment, research and development expenditure, employee training expenditure and other related costs. This credit may be applied over a period of five years.

As of March 31, 2003, the Company’s unused investment tax credit is as follows:

Expiration Year	Investment tax credits
2003	$3,974,393
2004	5,899,913
2005	3,393,150
2006	5,946,406
2007	2,283,259

$21,497,121

Under the rules of Income Tax Law, operating loss can be carried forward for 5 years. As of March 31, 2003, the unutilized accumulative loss brought forward amounted to NT$15,046 million, which will expire in 2006 and 2007.

The new Taiwan imputation tax system requires that any undistributed current earnings, on tax basis of a company derived on or after January 1, 1998, be subject to an additional 10% corporate income tax if the earnings are not distributed before a specific time. This 10% additional tax on undistributed earnings paid by the Company can be used as tax credit by shareholders, including foreign shareholders, against the withholding tax on dividends. In addition, the domestic shareholders can claim a proportionate share in the Company’s corporate income tax as tax credit against its individual income tax liability effective 1998.

The ending balance of unappropriated earnings available for 2003 appropriation amounted to NT$8,686 million, of which NT$64 million was earned prior to January 1, 1998.

As of March 31, 2003, the balance of imputation credit account (“ICA”) was NT$92 million. The expected creditable ratio for the appropriation of 2002 retained earnings was 1.07% while the actual creditable ratio for the appropriation of 2001 retained earnings was 1.79%.

(17)	EARNINGS PER SHARE

a.	The calculation of basic and diluted earnings per share, for the three-month periods ended March 31, 2003 and 2002, is disclosed as follows:

	For the three-month period ended March 31,
	2003	2002 (retroactively adjusted)
	(shares expressed in thousands)
Income before income taxes	$404,332	$218,308
Net income	402,687	215,982
Effect of dilution:
Employee stock options	—	—
Adjusted income before income taxes assuming dilution	404,332	218,308
Adjusted net income assuming dilution	402,687	215,982
Weighted average number of shares	14,726,503	14,786,324
Effect of dilution:
Employee stock options	37,449	—
Adjusted weighted average number of shares assuming dilution	14,763,952	14,786,324
Earnings per share-basic and diluted (in NTD)
Income before income taxes	$0.03	$0.01

Net income	$0.03	$0.01

b.	Pro forma information on earnings as if subsidiaries’ investment in the Company is not treated as treasury stock is set out as follows:

	For the three-month period ended March 31, 2003
	Basic	Diluted
	(shares expressed in thousands)
Net income	$402,687	$402,687

Outstanding weighted average shares at beginning	15,238,579	15,238,579
Weighted average treasury stock purchased during the period	(10,397)	(10,397)
Weighted average employee stock options accounted for under the treasury stock method	—	37,449

Outstanding weighted average shares	15,228,182	15,265,631

Earnings per share (in NTD)
Net income	$0.03	$0.03

For the three- month period ended March 31, 2002
Basic and diluted
(shares expressed in thousands)
Net income	$215,982

Outstanding weighted average shares at beginning	15,315,821
Weighted average treasury stock purchased during the period	(22,147)

Outstanding weighted average shares	15,293,674

Earnings per share (in NTD)
Net income	$0.01

5.    RELATED PARTY TRANSACTIONS

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UMC Group (USA) (UMC-USA)	Investee company

UMC Japan (UMCJ)	Investee company

DuPont Photomasks Taiwan Ltd. (DPT)	Investee company

Holtek Semiconductor Inc. (Holtek)	Investee company

Faraday Technology Corp. (Faraday)	Investee company

MediaTek Incorporation (MediaTek)	The Company is its supervisor

Industrial Bank of Taiwan Corp. (IBT)	The Company is its major shareholder

Chiao Tung Bank (Chiao Tung)	The Company is its parent company’s director and supervisor

Shin-Etsu Handotai Taiwan Co., Ltd. (Shin-Etsu)	The Company’s investee is its director

(2)	Significant Related Party Transactions

a.    Operating revenues

	For the three-month period ended March 31,
	2003		2002
	Amount	Percentage	Amount	Percentage
UMC-USA	$7,064,406	39	$4,020,758	33
MediaTek	1,708,418	10	1,958,637	16
Others	2,931,012	16	1,801,734	15

Total	$11,703,836	65	$7,781,129	64

The sales to the above related parties were dealt with in the ordinary course of business with the sales price made in the way similar to the sales to third-party customers. The collection period for overseas sales was net 45 days for the related parties and third-party customers, while the terms for domestic sales were month-end 30~60 days for both the related parties as well as the third-party customers.

b.	Purchases

	For the three-month period ended March 31,
	2003		2002
	Amount	Percentage	Amount	Percentage
Shin-Etsu	$536,742	13	$607,758	21
Others	39,861	1	60,982	2

Total	$576,603	14	$668,740	23

The purchases from the above related parties were dealt with in the ordinary course of business similar to those from third-party suppliers. The payment terms for purchase from overseas were net 30~90 days for the related parties and third-party suppliers, while the terms for domestic purchase were month-end 30~90 days for the related parties and third-party suppliers.

c.	Notes receivable

	As of March 31,
	2003		2002
	Amount	Percentage	Amount	Percentage
Holtek	$71,432	41	$79,966	41
Others	1,221	1	17,591	9

Total	$72,653	42	$97,557	50

d.	Accounts receivable, net

	As of March 31,
	2003		2002
	Amount	Percentage	Amount	Percentage
UMC-USA	$4,262,395	35	$1,901,826	28
MediaTek	1,246,706	10	1,286,029	19
Others	2,503,081	21	1,267,968	18

Subtotal	8,012,182	66	4,455,823	65

Less: Allowance for sales returns and discounts	(345,606)		(48,607)
Less: Allowance for doubtful accounts	(100,237)		(99,854)

Net	$7,566,339		$4,307,362

e.	Other accounts receivable, net

	As of March 31,
	2003		2002
	Amount	Percentage	Amount	Percentage
UMCJ	$140,067	12	$318	—
Others	55,658	5	26,986	5

Subtotal	195,725	17	27,304	5

Less: Allowance for doubtful accounts	(2,218)		(439)

Net	$193,507		$26,865

f.	Accounts payable

	As of March 31,
	2003		2002
	Amount	Percentage	Amount	Percentage
Shin-Etsu	$436,018	14	$518,333	21
Others	18,524	1	32,868	1

Total	$454,542	15	$551,201	22

g.	Loans

	For the three-month period ended March 31, 2003
	Maximum balance		Ending balance	Interest rate	Interest expense
	Amount	Month
Chiao Tung	$868,195	January	$827,347	2.07% ~ 3.00%	$4,288
IBT	783,296	January	467,841	2.54% ~ 2.89%	2,022

			$1,295,188		$6,310

	For the three-month period ended March 31, 2002
	Maximum balance		Ending balance	Interest rate	Interest expense
	Amount	Month
Chiao Tung	$1,224,575	January	$1,198,417	3.88% ~ 4.00%	$11,963
IBT	998,750	January	953,295	3.81% ~ 3.94%	9,394

			$2,151,712		$21,357

h.	Disposal of property, plant and equipment

	For the three-month period ended March 31, 2003
	Item	Proceeds	Gain
UMCJ	Machinery and equipment	$140,546	$1,565

The Company had no significant disposal of property, plant and equipment to related parties for the three-month period ended March 31, 2002.

i.	Other transactions

The Company has made several other transactions, including service charges, joint intellectual property development contracts, processing expenditures and commissions etc., with related parties for an approximate total of NT$56 million and NT$38 million for the three-month periods ended March 31, 2003 and 2002, respectively.

Among the transactions, the Company has entered into joint intellectual property development contracts, amounting to approximately NT$1,229 million, with Faraday. As of March 31, 2003, a total amount of NT$356 million was paid. In addition, the Company has purchased approximately NT$133 million and NT$232 million of supplies from DPT during the three-month periods ended March 31, 2003 and 2002, respectively.

6.	ASSETS PLEDGED AS COLLATERAL

	As of March 31,
	2003	2002	Subject of collateral
Land	$452,915	$452,915	Long-term loans
Buildings	2,495,015	3,664,502	Long-term loans
Machinery and equipment	17,360,803	28,815,987	Long-term loans

Total	$20,308,733	$32,933,404

7.	COMMITMENTS AND CONTINGENT LIABILITIES

(1)	The Company’s unused letters of credit for imports of machinery and equipment were approximately NT$327 million as of March 31, 2003.

(2)	The Company has entered into contracts, amounting to approximately NT$15.7 billion, with third parties for rights to use patents registered by the third parties. The contract period is from 1995 to 2011. Royalty payables for the consecutive 5 years starting from April 1, 2003 are approximately NT$2.7 billion, NT$1.3 billion, NT$1.3 billion, NT$1.2 billion, and NT$1.3 billion, respectively.

(3)	The Company has signed several construction contracts for the expansion of its factory. As of March 31, 2003, these construction contracts amounted to approximately NT$1.05 billion and the unaccrued portion of the contracts was approximately NT$0.2 billion.

(4)	On October 27, 1997, Oak Technology Inc. (“Oak”) filed a complaint seeking damages of US$750 million in the Northern District of California alleging that the Company breached a Settlement Agreement entered on July 31, 1997 with respect to a settlement of a dispute between the Company and Oak concerning certain CD ROM controller products made by the Company and a patent owned by Oak. The Company denied Oak’s allegations and on December 24, 1997, filed its answer and affirmative defenses refuting Oak’s claims. Based on the allegations that it is Oak which has breached the Settlement, the Company simultaneously filed a counterclaim against Oak, seeking damages and a return of the millions paid to Oak under the Settlement. In addition, the Company further seeks a declaration that the Oak patent is invalid and/or unenforceable. Though Oak filed a complaint later with the International Trade Commission (“ITC”) repeating the allegations made in the District Court, both the ITC and the Court of Appeals for the Federal Circuit issued a ruling affirming that there was no infringement and no violation.

Oak filed enforceable commitments that it would no longer seek recoveries in connection with the Oak patent and accordingly, the District Court concluded there was no longer dispute between Oak and United Microelectronics on the patent and the Company’s claim for a declaration of invalidity and unenforceability will be dismissed. The Company intends to continue to defend these matters vigorously. Furthermore, the management does not believe the Oak complaints will have any material adverse impact on the Company’s operations and/or financial performance.

(5)	The Company entered into several operating lease contracts for land. Future minimum lease payments under those leases with original maturities, which extend for more than one year as of March 31, 2003, are as follows:

For the twelve-month period ended	Amount (in billion NTD)
March 31, 2004	$0.12
March 31, 2005	0.12
March 31, 2006	0.12
March 31, 2007	0.11
March 31, 2008	0.10
April 1, 2008 and thereafter	0.82

Total	$1.39

(6)

The Company entered into several wafer-processing contracts with its main clients. According to the contracts, the Company shall guarantee processing capacity, while the clients make deposits to the Company. In case the clients’ orders do not meet the capacity guaranteed, the client needs to pay the Company penalties.

(7)	As a condition precedent to the making of the loan contemplated by a US$600 million Amortizing Term Loan Facility Agreement among UMCi Pte. Ltd. (UMCi), a subsidiary of the Company, and several financial institutions, the Company has provided a letter of undertaking to the financial institutions and Citicorp Investment Bank (Singapore) Ltd., the facility agent, to undertake that:

a.	The Company shall continue to own and control, directly or indirectly, a minimum of 40% of the total issued and outstanding shares of UMCi. The Company shall also provide technical support to UMCi and maintain management control with no less than half of the seats of the board of directors.

b.	The Company shall take necessary actions to ensure UMCi to have at least US$600 million of issued and paid-in capital in cash by December 31, 2003, to make investments necessary to complete the 300mm fab plant on time, and to meet all the obligations under the Facility Agreement.

8.	SIGNIFICANT DISASTER LOSS

None.

9.	SIGNIFICANT SUBSEQUENT EVENT

None.

10.	OTHERS

(1)	Certain comparative amounts have been reclassified to conform to the current period’s presentation.

(2)	Financial instruments

	As of March 31,
	2003		2002
Financial Assets	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$58,570,264	$58,570,264	$60,812,323	$60,812,323
Marketable securities	2,840,920	2,854,425	49,900	93,443
Receivables	13,536,108	13,536,108	7,676,999	7,676,999
Long-term investments	60,712,395	71,560,954	57,638,794	140,379,371

Financial Liabilities
Payables	12,063,136	12,063,136	17,839,440	17,839,440
Bonds payable (current portion included)	46,660,148	47,596,581	39,616,440	42,085,339
Long-term loans (current portion included)	12,130,908	12,130,908	18,024,608	18,024,608

The methods and assumptions used to measure the fair value of financial instruments are as follows:

i.	The carrying amounts of short-term financial assets and liabilities (excluding marketable securities) approximate fair values due to their short maturities.

ii.	The fair values of marketable securities and long-term investments are based on the market value of the securities or, if market value is unavailable, the net equities of the investee companies are used as fair values.

iii.	The fair value of bonds payable is determined by the market value.

iv.	The carrying value of long-term loans approximates the fair value as the loans bear floating rates.

(3)	The Company held several credit-linked deposits principally for the earning of interest income. Details are disclosed as follows:

a.	Principal amount in original currency (in thousands)

	As of March 31,
	2003	2002
Credit-linked deposits referenced to	Principal amount	Principal amount
Domestic bonds (in NTD)	$200,000	$—
Euro convertible bonds (in NTD)	100,000	—
Euro convertible bonds (in USD)	147,500	70,000
Euro convertible bonds (in JPY)	2,000,000	1,000,000

b.	Credit Risk

The counter parties of the above investments are major international financial institutions. The repayment in full of these deposits is subject to the non-occurrence of one or more credit events, which are referenced to the entities’ fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, the Company may receive nil or less than full amount of these deposits. The Company has undertaken to minimize the credit risk by selecting reference entities with high credit ratings.

c.	Liquidity Risk

Though early withdrawal is not allowed for the above credit-linked deposits unless called by the issuer, the anticipated liquidity risk is low as most of the contracts are mature within one year.

d.	Market Risk

There is no market risk for the above investments except for the fluctuations in the exchange rates of US dollars and Japanese Yen to NT dollars.

11.	ADDITIONAL DISCLOSURES

(1)	The followings are the additional disclosures for United Microelectronics and its affiliates pursuant to ROC Securities and Futures Commission requirements:

a.	Loans to others attributed to financial activities as of March 31, 2003: Please see Attachment-1.

b.	The endorsements and guarantees provided to others as of March 31, 2003: Please see Attachment-2.

c.	The ending balance of securities held as of March 31, 2003: Please see Attachment-3.

d.	The cumulative buying or selling of one specific security exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2003: Please see Attachment-4.

e.	Acquisition of real estate with an amount exceeding the lower of NT$100 million or 20 percent of capital stock for the three-month period ended March 31, 2003: Please see Attachment-5.

f.	Disposal of real estate with an amount exceeding the lower of NT$100 million or 20 percent of capital stock for the three-month period ended March 31, 2003: Please see Attachment-6.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the three-month period ended March 31, 2003: Please see Attachment-7.

h.	Receivables from related parties exceeding the lower of NT$100 million or 20 percent of capital stock as of March 31, 2003: Please see Attachment-8.

i.	Related information on investee companies as of March 31, 2003: Please see Attachment-9.

j.	Financial instruments: Please see Note 10.

(2)	Investment in Mainland China

None.

ATTACHMENT- 1 (Loans to others attributed to financial activities as of March 31, 2003) (Amounts in thousand NTD unless otherwise stated)

No.	Name of the lending company	Name of the borrowers	Accounts name	The highest balance during the three- month period ended March 31, 2003	Ending balance	Interest rate	Nature of financing	Yearly amount of sales to (purchase from) the borrower	Reason of lending	Bad debt allowance provided	Collateral	Value of collateral	Credit limit set up by the Company for its respective borrower	Ceiling of fund financing
1	UMC Group (USA)	Employees	Receivable from employees’ loans	USD 876K	USD 876K	7.00%	Note 1	None	Employee loan	—	Securities	Higher than loan amount	N/A	N/A
2	UMCi Pte. Ltd.	Infineon Technologies, Asia Pacific Pte Ltd.	Other receivable	USD 55,000K	USD 55,000K	Note 2	Note 1	None	Company’s loan	—	None	N/A	N/A	N/A

Note 1: Need for short-term financing.

Note 2: 1.32%, based on 3-month LIBOR.

ATTACHMENT-2 (The endorsements and guarantees provided by the Company to others as of March 31, 2003) (Amount in thousand NTD unless otherwise stated)

No.	Guarantor	Guarantee	Relationship with the Company	Limit of guarantee for such party	The highest outstanding guarantee amount during the three-month period ended March 31,2003	Outstanding guarantee amount at March 31, 2003	Amount of guarantee with collateral placed	Ratio of accumulated guarantee amount to net value of the Company	Ceiling of the outstanding guarantee for the respective party
None

ATTACHMENT-3 (The ending balance of securities held by the Company as of March 31, 2003) (Amount in thousand NTD unless otherwise stated)

				March 31, 2003
Types of marketable securities	Name of marketable securities	Relationship of the issuers with the Company	General ledger accounts	Number of shares/ units (in thousands)	Book value	Percentage	Market value	Shares as collateral (in thousands)
United Microelectronics Corporation

Convertible bonds	China Development Financial Holding Corporation	None	Short-term investment	60,000	2,052,000	N/A	2,068,105	None
Convertible bonds	SpringSoft Inc.	None	Short-term investment	12,000	418,800	N/A	416,520	None
Convertible bonds	King Yuan Electronics Co., Ltd.	None	Short-term investment	—	370,120	N/A	369,800	None
Stock	UMC Group (USA)	Investee company	Long-term investment	16,438	469,865	100.00	N/A	None
Stock	United Foundry Service, Inc.	Investee company	Long-term investment	2,005	92,596	100.00	N/A	None
Stock	UMC Capital Corporation	Investee company	Long-term investment	30,000	1,022,326	100.00	N/A	None
Stock	United Microelectronics Corp. (Samoa)	Investee company	Long-term investment	500	4,929	100.00	N/A	None
Stock	United Microelectronics (Europe) B.V.	Investee company	Long-term investment	9	199,830	100.00	N/A	None
Stock	Fortune Venture Capital Corporation	Investee company	Long-term investment	299,994	2,990,577	99.99	N/A	None
Stock	Hsun Chieh Investment Co., Ltd.	Investee company	Long-term investment	1,417,294	10,354,482	99.97	N/A	None
Stock	United Microdisplay Optronics Corp.	Investee company	Long-term investment	76,499	659,722	85.00	N/A	None
Stock	Pacific Venture Capital Co., Ltd.	Investee company	Long-term investment	30,000	307,407	49.99	N/A	None
Stock	UMCi Pte. Ltd.	Investee company	Long-term investment	211,871	7,014,331	49.74	N/A	None
Stock	UMC Japan	Investee company	Long-term investment	484	8,033,040	47.59	8,689,087	None
Stock	DuPont Photomasks Taiwan Ltd.	Investee company	Long-term investment	99,748	1,126,882	45.51	N/A	None
Stock	Unitech Capital Inc.	Investee company	Long-term investment	21,000	732,911	42.00	N/A	None
Stock	Novatek Microelectronics Corp.	Investee company	Long-term investment	74,911	1,298,692	25.93	4,756,823	None
Stock	Holtek Semiconductor Inc.	Investee company	Long-term investment	44,854	582,067	25.61	1,088,244	None
Fund	Pacific United Technology, L.P.	None	Long-term investment	—	34,600	25.00	N/A	None
Stock	Integrated Technology Express Inc.	Investee company	Long-term investment	24,111	325,390	24.58	545,033	None
Stock	Unimicron Technology Corp.	Investee company	Long-term investment	168,930	3,063,883	23.81	2,631,757	None
Stock	Applied Component Technology Corp.	Investee company	Long-term investment	11,512	86,541	22.57	123,234	None
Stock	Faraday Technology Corp.	Investee company	Long-term investment	33,710	609,233	19.71	2,684,792	None
Stock	PixTech, Inc.	None	Long-term investment	9,883	—	17.63	995	None
Stock	Integrated Telecom Express, Inc.	Investee company	Long-term investment	7,000	583,482	16.42	455,982	None
GDS and stock	Silicon Integrated Systems Corp.	Investee company	Long-term investment	216,435	5,601,339	16.18	5,438,045	None
Stock	AMIC Technology (Taiwan), Inc.	Investee company	Long-term investment	16,200	56,042	13.62	N/A	None
Stock	Archtek Telecom Corporation	Investee company	Long-term investment	7,100	—	13.24	N/A	None
Stock	MediaTek Incorporation	The Company is its supervisor	Long-term investment	60,456	1,206,670	13.13	16,222,169	None
Stock	AU Optronics Corp.	The Company is its director and supervisor	Long-term investment	455,276	6,759,855	11.37	9,565,354	None
Stock	Sino-Aerospace Investment Corp.	None	Long-term investment	28,500	—	11.11	N/A	None

ATTACHMENT-3 (The ending balance of securities held by the Company as of March 31, 2003) (Amount in thousand NTD unless otherwise stated)

				March 31, 2003
Types of marketable securities	Name of marketable securities	Relationship of the issuers with the Company	General ledger accounts	Number of shares/ units (in thousands)	Book value	Percentage	Market value	Shares as collateral (in thousands)

United Microelectronics Corporation

Fund	Pacific Technology Partners, L.P.	None	Long-term investment	—	238,628	9.85	N/A	None
Stock	Aptos Corp.	None	Long-term investment	1,772	30,302	9.68	N/A	None
Stock	Vialta, Inc.	None	Long-term investment	8,360	622,835	8.90	116,371	None
Stock	United Industrial Gases Co., Ltd.	None	Long-term investment	13,185	146,250	8.44	N/A	None
Stock	TECO Nanotech Co., Ltd.	None	Long-term investment	19,417	—	8.05	N/A	None
Stock	Subtron Technology Co., Ltd.	None	Long-term investment	16,000	240,000	7.41	N/A	None
Stock	Industrial Bank of Taiwan Corp.	The Company is its major shareholder	Long-term investment	119,425	1,150,000	5.00	N/A	None
Stock	TECO Electric & Machinery Co., Ltd.	The Company is its director and supervisor	Long-term investment	77,069	1,535,099	4.02	845,217	None
Stock	Billionton Systems Inc.	None	Long-term investment	1,538	30,948	3.93	32,345	None
Stock	Mega Financial Holding Company	The Company is its director and supervisor	Long-term investment	91,901	3,108,655	0.83	1,505,886	None
Stock	Premier Image Technology Corporation	None	Long-term investment	2,940	27,964	0.64	141,867	None
Stock	SAMPO Corporation	None	Long-term investment	5,158	65,022	0.50	60,510	None
Preferred stock	Tonbu, Inc.	None	Long-term investment	938	—	—	N/A	None
Preferred stock	Taiwan High Speed Rail Corporation	None	Long-term investment	30,000	300,000	—	N/A	None

Hsun Chieh Investment Co., Ltd.

Stock	Shanghai Fudan Microelectronics Co., Ltd	None	Short-term investment	7,280	20,530	1.17	20,530	None
Stock	Sigence Inc.	Investee company	Long-term investment	1,880	18,795	94.00	N/A	None
Stock	Chariotek Inc.	Investee company	Long-term investment	2,850	28,500	47.50	N/A	None
Stock	Afa Technology, Inc.	Investee company	Long-term investment	2,365	20,567	47.30	N/A	None
Stock	Star Semiconductor Corp.	Investee company	Long-term investment	2,203	21,659	46.82	N/A	None
Stock	Ubit Technology Inc.	Investee company	Long-term investment	1,990	19,900	39.80	N/A	None
Stock	VistaPoint, Inc.	Investee company	Long-term investment	2,852	18,294	35.65	N/A	None
Stock	UC Fund II	Investee company	Long-term investment	5,000	164,162	35.45	N/A	None
Stock	VastView Technology Inc.	Investee company	Long-term investment	5,210	62,215	34.73	N/A	None
Stock	Accelerated Communications, Inc.	Investee company	Long-term investment	10,000	99,972	33.33	N/A	None
Stock	RiRa Electronics Inc.	Investee company	Long-term investment	6,499	43,355	32.50	N/A	None
Stock	United Radiotek Incorporation	Investee company	Long-term investment	2,937	21,796	29.37	N/A	None
Stock	Ayuttha Technology Corp.	Investee company	Long-term investment	2,730	40,950	27.30	N/A	None
Stock	Wiseware Technology Corpporation	Investee company	Long-term investment	3,750	37,500	25.00	N/A	None
Stock	High Bandwidth Access, Inc	Investee company	Long-term investment	7,213	43,710	20.04	N/A	None
Stock	Giga Solution Tech. Co., Ltd.	The Company is its director	Long-term investment	8,750	105,000	19.44	N/A	None

ATTACHMENT - 3 (The ending balance of securities held by the Company as of March 31, 2003) (Amount in thousand NTD unless otherwise stated)

				March 31, 2003
Types of marketable securities	Name of marketable securities	Relationship of the issuers with the Company	General ledger accounts	Number of shares/units (in thousands)	Book value	Percentage	Market value	Shares as collateral (in thousands)

Hsun Chieh Investments Co., Ltd.

Stock	Harvatek Corp.	Investee company	Long-term investment	15,774	297,073	21.24	796,152	None
Stock	Patentop, Ltd.	Investee company	Long-term investment	720	11,688	18.00	N/A	None
Stock	Kits On Line Technology Corp.	The Company is its director	Long-term investment	3,200	38,656	16.41	N/A	None
Stock	Aptos Corp.	None	Long-term investment	3,000	81,774	16.39	N/A	None
Stock	InComm Technologies Co., Ltd.	The Company is its director	Long-term investment	3,200	44,480	16.00	N/A	None
Stock	Advance Materials Corporation	Investee company	Long-term investment	14,994	166,443	15.78	N/A	None
Stock	Everglory Resource Technology Co., Ltd.	None	Long-term investment	3,700	74,000	15.14	N/A	None
Stock	Enovation Group Inc.	None	Long-term investment	1,148	11,809	14.34	N/A	None
Stock	Unimicron Technology Corp.	Investee company to UMC	Long-term investment	88,440	1,566,383	12.47	1,377,799	None
Stock	Integrated Photonics, Inc.	None	Long-term investment	300	—	11.46	N/A	None
Stock	SerComm Corporation	Investee company	Long-term investment	8,367	173,513	11.13	236,587	None
Stock	Golden Technology Venture Capital Investment Corp.	The Company is its director	Long-term investment	8,000	80,000	10.67	N/A	None
Stock	PrintTek International Inc.	The Company is its director and supervisor	Long-term investment	3,000	30,000	10.53	N/A	None
Stock	NCTU Spring I Technology Venture Capital Investment Corp.	None	Long-term investment	4,284	43,482	10.06	N/A	None
Stock	Archtek Telecom Corporation	Investee company to UMC	Long-term investment	5,300	66,886	9.89	N/A	None
Stock	RF Integration Corporation	The Company is its director	Long-term investment	3,900	98,610	9.76	N/A	None
Stock	Ascend Semiconductor Corp.	The Company is its director and supervisor	Long-term investment	1,440	14,400	9.00	N/A	None
Stock	Union Technolgy Corporation	None	Long-term investment	1,800	18,000	9.00	N/A	None
Stock	Vialta, Inc.	None	Long-term investment	8,360	625,622	8.90	116,371	None
Stock	Fortune Semiconductor Corporation	The Company is its director	Long-term investment	1,700	71,500	8.72	N/A	None
Stock	ProSys Technology Integration, Inc.	None	Long-term investment	1,200	4,258	6.70	N/A	None
Stock	NCTU Spring Venture Capital Co., Ltd.	The Company is its director	Long-term investment	2,000	20,000	6.28	N/A	None
Stock	Faraday Technology Corp.	Investee company to UMC	Long-term investment	10,085	1,198,849	5.90	803,212	None
Stock	Advanced Microelectronic Products, Inc.	None	Long-term investment	7,420	126,000	5.50	N/A	None
Stock	Cosmos Technology Venture Capital Investment Corp.	The Company is its director	Long-term investment	4,000	40,000	5.03	N/A	None
Stock	Parawin Venture Capital Corp.	The Company is its director	Long-term investment	5,000	50,000	5.00	N/A	None
Stock	Leadtek Resarch Inc.	None	Long-term investment	5,707	99,875	4.78	100,363	None
Stock	Coretronic Corporation	The Company is its director and supervisor	Long-term investment	14,865	276,192	4.59	378,429	None
Stock	UMC Japan	Investee company to UMC	Long-term investment	45	777,392	4.41	805,102	None

ATTACHMENT-3 (The ending balance of securities held by the Company as of March 31, 2003) (Amount in thousand NTD unless otherwise stated)

				March 31, 2003
Types of marketable securities	Name of marketable securities	Relationship of the issuers with the Company	General ledger accounts	Number of shares/units (in thousands)	Book Value	Percentage	Market value	Shares as collateral (in thousands)
Hsun Chieh Investment Co., Ltd.
Fund	Taiwan Asia Pacific Venture Fund	None	Long-term investment	115	29,295	4.15	N/A	None
Stock	IBT Venture Co.	The Company is its director	Long-term investment	9,000	90,000	3.81	N/A	None
Stock	Ultra Chip Inc.	None	Long-term investment	2,000	38,000	3.70	N/A	None
Stock	Subtron Technology Co., Ltd.	The Company is its director and supervisor	Long-term investment	7,800	99,000	3.61	N/A	None
Stock	United Microelectronics Corporation	Investor company	Long-term investment	484,045	29,592,654	3.13	9,810,149	None
Stock	Prokia Technology Co., Ltd.	None	Long-term investment	4,000	48,000	3.13	N/A	None
Stock	Hantek Technology Co., Ltd.	None	Long-term investment	1,623	42,330	2.70	N/A	None
Stock	Integrated Telecom Express, Inc.	Investee company to UMC	Long-term investment	1,113	132,726	2.61	72,501	None
Stock	Sheng-Hua Venture Capital Corp.	None	Long-term investment	5,000	50,000	2.50	N/A	None
Stock	Holtek Semiconductor Inc.	Investee company to UMC	Long-term investment	3,797	93,801	2.17	92,123	None
Stock	Pixart Imaging Inc.	None	Long-term investment	780	10,140	1.95	N/A	None
Stock	Largan Optoelectronics, Co., Ltd.	The Company is its director	Long-term investment	1,235	79,989	1.45	252,006	None
Stock	TECO Nanotech Co., Ltd.	None	Long-term investment	2,926	—	1.21	N/A	None
Stock	Ingenus Corp.	None	Long-term investment	240	29,812	0.62	12	None
Stock	Novatek Microelectronics Corp.	Investee company to UMC	Long-term investment	1,500	100,066	0.52	95,250	None
Stock	Mega Financial Holding Company	None	Long-term investment	57,249	1,882,974	0.52	938,088	None
Stock	King Yuan Electronics Co., Ltd.	None	Long-term investment	1,600	70,000	0.35	21,128	None
Stock	Lattice Semiconductor Corporation	None	Long-term investment	342	45,704	0.30	88,352	None
Stock	Princeton Technology Corporation	None	Long-term investment	211	9,839	0.23	10,440	None
Stock	Averlogic Corporation	None	Long-term investment	40	1,391	0.19	2,086	None
Stock	Amkor Technology, Inc.	None	Long-term investment	218	101,696	0.13	37,964	None
Stock	Broadcom Communications	None	Long-term investment	3	7,092	—	1,505	None
Stock	Chip Express Corporation	None	Long-term investment	2,667	68,198	—	N/A	None
Stock	AEM Technology Inc.	None	Long-term investment	1,760	—	—	N/A	None
Stock	Alpha & Omega Semiconductor Inc.	None	Long-term investment	1,500	46,883	—	N/A	None
Stock	Aurora Systems, Inc.	None	Long-term investment	550	72,226	—	N/A	None
Stock	ChinaYES InfoMedia (Cayman), Inc.	None	Long-term investment	10,000	63,146	—	N/A	None
Stock	Formerica International Holding, Inc.	The Company is its director	Long-term investment	2,000	30,898	—	N/A	None
Stock	ForteMedia, Inc.	None	Long-term investment	4,000	65,000	—	N/A	None
Stock	LightCross, Inc.	None	Long-term investment	3,896	206,880	—	N/A	None
Stock	Linden Technologies, Inc.	None	Long-term investment	300	92,385	—	N/A	None
Stock	NetEmpower Software Technologies, Inc.	None	Long-term investment	1,500	—	—	N/A	None
Stock	Netlogic Microsystems, Inc.	None	Long-term investment	100	3,195	—	N/A	None

ATTACHMENT - 3 (The ending balance of securities held by the Company as of March 31, 2003) (Amount in thousand NTD unless otherwise stated)

				March 31, 2003
Types of marketable securities	Name of marketable securities	Relationship of the issuers with the Company	General ledger accounts	Number of shares/units (in thousands)	Book value	Percentage	Market value	Shares as collateral (in thousands)
Hsun Chieh Investment Co., Ltd.

Stock	Primarion, Inc.	None	Long-term investment	500	38,816	—	N/A	None
Stock	SandCraft, Inc.	None	Long-term investment	450	43,063	—	N/A	None
Stock	Tonbu, Inc.	None	Long-term investment	2,000	—	—	N/A	None
Stock	Triscend Corp.	None	Long-term investment	360	17,409	—	N/A	None
Fund	VenGlobal Capital Fund III, L.P.	None	Long-term investment	—	33,195	—	N/A	None

UMC Capital Corporation

Stock	UMC Capital (USA)	Investee company	Long-term investment	200	USD 234K	100.00	N/A	None
Stock	Corrent Corp.	None	Long-term investment	1,732	USD 1,473K	—	N/A	None
Stock	LightCross, Inc.	None	Long-term investment	649	USD 1,000K	—	N/A	None
Stock	MaXXan Systems, Inc.	None	Long-term investment	1,655	USD 1,000K	—	N/A	None
Stock	Leda Systems, Inc.	None	Long-term investment	1,600	USD 2,506K	—	N/A	None
Stock	Virtual Silicon Technology, Inc.	None	Long-term investment	619	USD 1,000K	—	N/A	None
Stock	Programmable Silicon Solutions	None	Long-term investment	216	USD 540K	—	N/A	None
Stock	Integrated Optics Comm. Corp.	None	Long-term investment	2,000	USD 2,000K	—	N/A	None
Stock	Aicent Technology, Inc.	The Company is its director	Long-term investment	2,000	USD 1,000K	—	N/A	None
Stock	Spreadtrum Communications, Inc.	The Company is its director	Long-term investment	1,333	USD 1,000K	—	N/A	None
Stock	WIS Technologies, Inc.	The Company is its director	Long-term investment	12,399	USD 2,000K	—	N/A	None
Stock	Siscon 7, Inc.	The Company is its director	Long-term investment	1,203	USD 4,000K	—	N/A	None
Stock	GCT Semiconductor, Inc.	None	Long-term investment	1,571	USD 1,000K	—	N/A	None

Fortune Venture Capital Corporation

Stock	Aptos (Taiwan) Corporation	Investee company	Long-term investment	43,705	431,222	26.49	N/A	None
Stock	Davicom Semiconductor, Inc.	Investee company	Long-term investment	12,200	117,206	22.96	N/A	None
Stock	Pixart Imaging Inc.	The Company is its director	Long-term investment	6,530	105,409	16.32	N/A	None
Stock	Thin Film Module, Inc.	The Company is its director and supervisor	Long-term investment	5,287	52,870	13.91	N/A	None
Stock	Advance Materials Corporation	Investee company	Long-term investment	12,800	142,194	13.47	N/A	None
Stock	AMIC Technology (Taiwan), Inc.	Investee company to UMC	Long-term investment	15,259	140,130	12.83	N/A	None
Stock	Urex Precision, Inc.	None	Long-term investment	2,537	—	12.68	N/A	None
Stock	High Bandwidth Access, Inc	Investee company	Long-term investment	4,308	45,017	11.97	N/A	None
Stock	Epitech Corporation	The Company is its director and supervisor	Long-term investment	6,137	73,916	11.16	N/A	None
Stock	Integrated Telecom Express, Inc.	Investee company to UMC	Long-term investment	4,000	334,004	9.38	260,561	None
Stock	Shin-Etsu Handotai Taiwan Co., Ltd.	The Company is its director	Long-term investment	10,500	105,000	7.00	N/A	None

ATTACHMENT - 3 (The ending balance of securities held by the Company as of March 31, 2003) (Amount in thousand NTD unless otherwise stated)

				March 31, 2003
Types of marketable securities	Name of marketable securities	Relationship of the issuers with the Company	General ledger accounts	Number of shares/units (in thousands)	Book value	Percentage	Market value	Shares as collateral (in thousands)
Fortune Venture Capital Corporation

Stock	Trident Technologies, Inc.	The Company is its director and supervisor	Long-term investment	1,350	—	6.75	N/A	None
Stock	ProSys Technology Integration, Inc	None	Long-term investment	1,200	4,258	6.70	N/A	None
Fund	Iglobe Partners Fund, L.P.	None	Long-term investment	—	80,603	6.30	N/A	None
Stock	Programmable Microelectronics (Taiwan) Corp.	None	Long-term investment	3,392	33,920	6.17	N/A	None
Stock	Averlogic Corporation	The Company is its director and supervisor	Long-term investment	1,148	24,820	5.58	59,840	None
Stock	Vialta, Inc.	None	Long-term investment	4,180	313,205	4.45	58,186	None
Stock	Archtek Telecom Corporation	Investee company to UMC	Long-term investment	1,800	22,716	3.36	N/A	None
Stock	CTS Computer Technology System Corp.	None	Long-term investment	1,717	—	2.04	N/A	None
Stock	Monterey Design Systems Inc.	None	Long-term investment	394	34,201	1.23	N/A	None
Fund	Crystal Internet Venture Fund II	None	Long-term investment	—	41,757	0.99	N/A	None
Stock	Cadence Design Systems, Inc.	None	Long-term investment	965	7,342	0.36	24,073	None
Stock	United Microelectronics Corporation	Investor company	Long-term investment	17,633	171,857	0.11	357,375	None
Stock	SpringSoft Inc.	None	Long-term investment	88	1,621	0.10	6,317	None
Stock	Triscend Corporation	The company is its director	Long-term investment	3,500	469,902	—	N/A	None
Stock	Aurora Systems, Inc.	None	Long-term investment	5,133	308,957	—	N/A	None
Stock	Systematic Designs International Inc.	None	Long-term investment	1,300	—	—	N/A	None
Stock	SiRF Technology Holdings, Inc.	None	Long-term investment	875	119,436	—	N/A	None
Stock	Alpha & Omega Semiconductor Inc.	None	Long-term investment	1,500	46,313	—	N/A	None
Stock	Velio Communications, Inc.	None	Long-term investment	110	30,817	—	N/A	None
Stock	Arcadia Design Systems, Inc.	None	Long-term investment	162	26,204	—	N/A	None
Stock	EPIC Technologies Inc.	None	Long-term investment	23	—	—	N/A	None
Stock	Rise Technology Inc.	None	Long-term investment	500	—	—	N/A	None
Stock	The 3CX U.S.A.	None	Long-term investment	513	—	—	N/A	None

UMC Japan

Bond	Morgan Stanley Repackage Bond	None	Long-term investment	—	¥2,000,000K	—	N/A	None

ATTACHMENT-4 (The cumulative buying or selling of one specific security exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31,2003)

(Amount in thousand NTD unless otherwise stated)

		Beginning balance			Addition			Disposal						Ending balance
Types of marketable securities	Name of the securities	Number of shares (in thousands)	Amount		Number of shares (in thousands)	Amount		Number of shares (in thousands)	Amount		Cost		Gain (Loss) from disposal	Number of shares (in thousands)	Amount

United Microelectronics Corporation

Convertible bonds	King Yuan Electronics Co., Ltd.	—	—		—	370,120		—	—		—		—	—	370,120
Stock	UMC Japan	479	7,857,204		5	120,560		—	—		—		—	484	8,033,040	(Note 1)
GDS and stock	Silicon Integrated Systems Corp.	48,483	1,267,580		167,952	4,392,733		—	—		—		—	216,435	5,601,339	(Note 2)
Stock	Taiwan High Speed Rail Corporation	—	—		30,000	300,000		—	—		—		—	30,000	300,000
Stock	SAMPO Corporation	17,773	224,044		—	—		12,615	179,695		159,022		20,673	5,158	65,022

Hsun Chieh Investment Co., Ltd.

Stock	Novatek Microelelctronics Corp.	—	—		1,500	100,066		—	—		—		—	1,500	100,066
Stock	Smart Idea Holding Limited	6,000	205,069		—	—		6,000	211,226		205,069		6,157	—	—

UMC Japan

Bond	Morgan Stanley Repackage Bond	—	¥3,000,000	K	—	—		—	¥1,000,000	K	¥1,000,000	K	—	—	¥2,000,000	K

UMC Capital

Stock	Silicon 7, Inc.	—	—		1,203	USD4,000	K	—	—		—		—	1,203	USD4,000	K

Note1:	The ending balance includes long-term equity investment income of NT$77,072K, unrealized loss in long-term investment of NT$(1,945K) and cumulative translation adjustment of NT$(19,851K).
Note2:	The ending balance includes long-term equity investment loss of NT$(111,910K), investment due to unproportionate changes in ownership of NT$54,044K, unrealized loss in long-term investment of NT$(1,107K) and cumulative translation adjustment of NT$(1K).

ATTACHMENT - 5 (Acquisition of real estate with an amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the first quarter of 2003) (Amount in thousand NTD unless otherwise stated)

Name of the properties	Date of transaction	Transaction amount	Status of payment	Counter party	Relationship with the Company	Original owner who sold the property to the counter party	Relationship of the original owner with the Company	Date of the original transaction	Amount of the original transaction	Bases or references used in deciding the price	Other commitments

United Microelectronics Corporation

Recreation Center	2003.03.04	131,031	not fully paid	Yih Shin Constrution Co.,Ltd.	—	—	—	—	—	cost	2003.03.04

ATTACHMENT - 6 (Disposal of real estate with an amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2003) (Amount in thousand NTD unless otherwise stated)

Names of the properties	Date of transaction	Acquisition date of the properties	Book value	Transaction amount	Status of payment receiving	Gain/Loss on disposal	Counter party	Relationship with the Company	Reason of disposal	Bases or references used in deciding the price	Other commitments
None

ATTACHMENT-7( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2003) (Amount in thousand NTD unless otherwise stated)

		Transactions				Notes & accounts receivable (payable)
Name of related parties transactions	Relationship with the Company	Purchase (Sales)	Amount	Percentage of purchase (sales)	Term	Balance	Percentage of account

United Microelectronics Corporation

UMC Group (USA)	Investee company	Sales	7,064,406	39.47	45days	4,262,395	33.06
United Microelectronics (Europe) B.V.	Investee company	Sales	1,241,870	6.94	45days	1,195,981	9.28
Integrated Technology Express Inc.	Investee company	Sales	105,017	0.59	45days	70,667	0.55
Novatek Microelectronics Corp.	Investee company	Sales	723,195	4.04	45days	467,700	3.63
Faraday Technology Corp.	Investee company	Sales	259,495	1.45	45days	191,861	1.49
AMIC Technology (Taiwan) Inc.	Investee company	Sales	197,504	1.10	45days	142,752	1.11
MediaTek Incorporation	The Company is its supervisor	Sales	1,708,418	9.54	45days	1,246,706	9.67
Shin—Etsu Handotai Taiwan Co., Ltd.	The Company’s investee is its director	Purchase	536,742	13.49	60 ~ 90 days	436,018	14.48

UMC Group (USA)

United Microelectronics Corporation	Investor company	Purchase	USD 200,919K	100.00	Net 55 Days	USD 122,801K	100.00

ATTACHMENT-8 (Receivable from related parties exceeding the lower of NT$100 million or 20 percent of capital stock as of March 31, 2003) (Amount in thousand NTD unless otherwise stated)

		Balance of receivable from related party					Overdue receivable
Name of the counter party	Relationship with the counter party	Notes receivable	Accounts receivable	Other receivables	Amount	Turnover rate (times)	Amount	Collection	Subsequent received amount	Bad debt allowance provided
United Microelectronics Corporation

UMC Group (USA)	Investee company	—	4,262,395	8	4,262,403	7.49	—	Credit Collecting	901,374	42,540
United Microelectronics (Europe) B.V.	Investee company	—	1,195,981	—	1,195,981	5.71	286,002	Credit Collecting	363,822	14,790
UMC Japan	Investee company	—	—	140,067	140,067	—	109	Credit Collecting	—	1,408
Novatek Microelectronics Corp.	Investee company	—	467,700	750	468,450	6.33	—	Credit Collecting	8	4,673
Holtek Semiconductor Inc.	Investee company	71,432	54,204	—	125,636	2.35	—	Credit Collecting	38,952	542
Faraday Technology Corp.	Investee company	—	191,861	6	191,867	5.27	2,070	Credit Collecting	9	1,935
AMIC Technology (Taiwan) Inc.	Investee company	—	142,752	110	142,862	5.76	931	Credit Collecting	71	1,434
MediaTek Incorporation	The Company is its supervisor	—	1,246,706	—	1,246,706	5.10	32,977	Credit Collecting	639,532	12,770

ATTACHMENT - 9 (Related information on invested companies as of March 31, 2003) (Amount in thousand NTD unless otherwise stated)

			Initial Investment		Shares held by the Company			The net income (loss) of the investee company
Invested company	Address	Main business scopes	Ending balance	Beginning balance	Number of shares (in thousands)	Percentage	Book value		The gain (loss) recognized

United Microelectronics Corporation

UMC Group (USA)	Sunnyvale, California, USA	IC Sales	USD16,438K	USD16,438K	16,438	100.00	469,865	USD(184K )	(9,505)
United Foundry Service, Inc.	Sunnyvale, California, USA	Supervising and monitoring group projects	USD2,005K	USD2,005K	2,005	100.00	92,596	USD39K	1,353
UMC Capital Corporation	Cayman, Cayman Islands	Investment	USD30,000K	USD30,000K	30,000	100.00	1,022,326	USD(168K )	(5,830)
United Microelectronics Corp. (Samoa)	Apia, Samoa	Investment	USD500K	USD500K	500	100.00	4,929	USD(50K )	(1,749)
United Microelectronics (Europe) B.V.	The Netherlands	IC Sales	USD5,421K	USD5,421K	9	100.00	199,830	USD(328K )	(14,723)
Fortune Venture Capital Corporation	Taipei, Taiwan	Consulting and planning for investment in new business	2,999,940	2,999,940	299,994	99.99	2,990,577	(63,437)	(63,430)
Hsun Chieh Investment Co., Ltd.	Taipei, Taiwan	Investment	14,172,940	14,172,940	1,417,294	99.97	10,354,482	22,635	22,628
United Microdisplay Optronics Corp.	Science-Based Industrial Park, Hsinchu	Sales and manufacturing of LCOS	764,990	764,990	76,499	85.00	659,722	(50,330)	(42,780)
Pacific Venture Capital Co., Ltd.	Taipei, Taiwan	Venture capital consultation	300,000	300,000	30,000	49.99	307,407	(17,729)	(8,863)
UMCi Pte. Ltd.	Singapore	Sales and manufacturing of integrated circuits	USD211,858K	USD212,250K	211,871	49.74	7,014,331	USD(6,958K )	(120,131)
UMC Japan	Chiba, Japan	Sales and manufacturing of integrated circuits	¥20,537,634K	¥20,126,316K	484	47.59	8,033,040	¥(444,657K )	77,072
DuPont Photomasks Taiwan Ltd.	Science-Based Industrial Park, Hsinchu	Manufacturing of photomasks	773,795	773,795	99,748	45.51	1,126,882	(40,696)	(18,521)
Unitech Capital Inc.	British Virgin Islands	Investment	USD21,000K	USD21,000K	21,000	42.00	732,911	USD214K	3,124
Novatek Microelectronics Corp.	Science-Based Industrial Park, Hsinchu	Sales and manufacturing of integrated circuits	155,941	138,030	74,911	25.93	1,298,692	331,772	85,801
Holtek Semiconductor Inc.	Science-Based Industrial Park, Hsinchu	IC design production and sales	357,628	357,628	44,854	25.61	582,067	70,896	18,159
Integrated Technology Express, Inc.	Science-Based Industrial Park, Hsinchu	Sales and manufacturing of integrated circuits	205,025	205,025	24,111	24.58	325,390	75,266	15,945
Unimicron Technology Corp.	Taoyuan, Taiwan	PCB production	2,592,013	2,592,013	168,930	23.81	3,063,883	187,249	32,506
Applied Component Technology Corp.	Taipei, Taiwan	IC production sales	47,013	49,284	11,512	22.57	86,541	(37,532)	(8,677)
Faraday Technology Corp.	Science-Based industrial Park, Hsinchu	ASIC design and production	81,032	81,032	33,710	19.71	609,233	198,567	38,339
Integrated Telecom Express, Inc.	Santa Clara, California, USA	Sales and manufacturing of integrated circuits	USD2,000K	USD2,000K	7,000	16.42	583,482	USD(2,601K )	(14,531)
Silicon Integrated Systems Corp.	Science-Based Industrial Park, Hsinchu	Sales and manufacturing of integrated circuits	5,660,313	1,267,580	216,435	16.18	5,601,339	(95,952)	(111,910)
AMIC Technology (Taiwan) Inc.	Science-Based Industrial Park, Hsinchu	IC design, production and sales	135,000	135,000	16,200	13.62	56,042	(20,302)	(851)
Archtek Telecom Corporation	Taipei, Taiwan	Sales and manufacturing of broadband access products	—	—	7,100	13.24	—	(42,068)	—